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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH., D.C. 404 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VESTOR CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza; Suite 1400
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. McNulty **(312) 641-2400**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

ty 3/9/15

ty 3/10

OATH OR AFFIRMATION

I, **William P. McNulty**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Vestor Capital Securities, LLC** as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William P. McNulty
Signature

Treasurer
Title

Sworn and subscribed to me on the

27th day of February, 2015

Erica C. Tebo
Notary Public

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Feb 2, 2019

This report** contains (check all applicable boxes)

[**x**] (a) Facing Page.
[**x**] (b) Statement of Financial Condition.
[**x**] (c) Statement of Income (Loss).
[**x**] (d) Statement of Cash Flows.
[**x**] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[**x**] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[**x**] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[**x**] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[**x**] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vestor Capital Securities, LLC

We have audited the accompanying financial statements of Vestor Capital Securities, LLC (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Vestor Capital Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Vestor Capital Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Vestor Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Vestor Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Chicago, Illinois
February 27, 2015

Bradford R. Dooley & Associates

VESTOR CAPITAL SECURITIES, LLC
(a Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash	$	377,565
Deposits with Broker		25,229
Intangible assets, net of accumulated amortization of $124,110		475,090
Goodwill		160,901
Other Assets		14,352
Total Assets	$	1,053,137

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable & Accrued Expenses	$	8,605
Member's Equity		1,044,532
Total Liabilities and Member's Equity	$	1,053,137

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL SECURITIES, LLC
(a Delaware Limited Liability Company)
STATEMENT OF INCOME
FOR THE PERIOD ENDED DECEMBER 31, 2014

Revenue		
Commissions	$ 420,919	
Interest	4,344	
Total Revenues		$ 425,263
Expenses		
Brokerage clearing expenses	$ 68,586	
Salaries and other benefits	57,104	
Commissions	946	
Dues, subscriptions and fees	10,721	
Professional Fees	20,223	
Telephone and communications	11,359	
Rent and occupancy	27,363	
Management Fees	50,004	
Other operating expenses	113,678	
Total expenses		$ 359,984
Net Income		$ 65,279

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL SECURITIES, LLC
(a Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Capital
Balance, January 1, 2014	$ 979,253
Add: Net Income for the year ended December 31, 2014	65,279
Add: Member capital contributions	0
Less: Member capital withdrawals	0
Balance, December 31, 2014	$ 1,044,532

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL SECURITIES, LLC
(a Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From (To) Operating Activities				
Net Income	$	65,279		
Items not requiring cash:				
Amortization		55,160		
Adjustment to reconcile net income to net cash provided by operating activities:				
(Increase) Decrease in:				
Deposits with Broker		438		
Other assets		644		
Increase (Decrease) in:				
Accounts payable and accrued expenses		(4,556)		
Net cash flows from (to) operating activities			$	116,965
Cash Flows From (To) Operating Activities				
Member capital contributions	$	0		
Member capital withdrawals		0		
Net cash flows from (used in) financing activities			$	0
Net increase (decrease) in cash			$	116,965
Cash, January 1, 2014				260,600
Cash, December 31, 2014			$	377,565

Supplemental Information:

During the year ended December 31, 2014, the following cash amounts were paid for:

Interest	$	839

The accompanying notes to the financial statements are an integral part of this statement.

Description of the Company and Nature of Business

Vestor Capital Securities Corporation (Vestor Securities) was incorporated in the State of Illinois on May 31, 2005. Vestor Securities was a wholly owned subsidiary of Vestor Capital Corporation (VCC), the parent company. VCC operated a broker-dealer and investment adviser since its formation in 1984.

Vestor Securities was created to operate as the broker-dealer successor to VCC which was effected by filing a "successor by amendment" as permitted under the Securities Exchange Act of 1934. Effective July 8, 2005, in connection with the reorganization, Vestor Securities acquired substantially all of the assets and liabilities of VCC's broker-dealer operations.

On June 10, 2010, VCC formed a limited liability company in the State of Delaware and effective October 8, 2010, changed its ownership structure from an Illinois corporation to a Delaware limited liability company and changed its name to Vestor Capital Partners, LLC. On the same day, VCC changed Vestor Capital Securities Corporation, its wholly owned subsidiary, to Vestor Capital Securities, LLC, (the Company), a newly formed successor Delaware limited liability company. Pursuant to a request to FINRA, Inc., Vestor Securities was allowed to restructure its former corporate form into the Company. Under the terms of the change in formation, Vestor Securities contributed all of its assets and liabilities to the Company which was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

On October 1, 2012, pursuant to a Contribution and Purchase Agreement (the Agreement), Vestor Capital, LLC (a newly formed State of Delaware limited liability company), acquired substantially all of the assets of Vestor Capital Partners, LLC. Under the terms of the Agreement, Vestor Capital Securities, LLC became a wholly owned subsidiary of the newly formed Vestor Capital, LLC (the Member). The Member is a wholly owned subsidiary of Focus Operating, LLC. Pursuant to FINRA Rule 1017, a Request for Continuing Membership Application Due to a Change of Ownership was submitted and subsequently approved on March 26, 2013. The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the Agreement.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as a broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers.

Basis of Presentation

The accompanying financial statements are presented on a non-consolidated basis and represent the financial records of Vestor Capital Securities, LLC only.

Summary of Significant Accounting Policies

A summary of significant accounting policies which have been followed by Vestor Capital Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies

The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions, including front-end fees received related to mutual fund transactions introduced and related clearing expenses, are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

Goodwill and Intangible Assets

Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to

Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)
be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes
The Company has elected to be a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the Company's member. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Deposits with Broker

The Company introduces customer transactions for clearance by another broker-dealer on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2014.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of $304,189 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to the member.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

Related Party Transactions

The Company is obligated for payments to registered personnel along with various other direct expenses.

The Company has entered into an expense sharing agreement with Vestor Capital, LLC (the Member) whereby the Member has agreed to pay reasonable overhead and operating expenses and liabilities of the Company.

During the year ended December 31, 2014, the Member paid the following amounts on behalf of the Company and was reimbursed accordingly:

Management fees	$	50,004
Staff Salaries		57,104
Telephone		4,525
Stationery and office supplies		1,399

Related Party Transactions (continued)

Rent	26,613
Equipment and leasehold repairs	750
Quotation services	10,721
Insurance	4,459
Other expenses	5,084
Total	$ 160,659

Intangible Assets and Goodwill

At December 31, 2014, intangible assets consist of the following:

	Gross Carrying Amount	Accumulated Amortization
Customer lists	$504,000	$113,400
Management contract	95,200	10,710
Total	$599,200	$124,110

Amortization expense for the year ended December 31, 2014 was $55,160.

Amortization expense for the years ending December 31, 2015 through 2018 is estimated to total approximately $220,640.

Goodwill is recorded in the amount of $160,901 and remains unimpaired as of December 31, 2014.

Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, the company management has evaluated subsequent events through February 27, 2015 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

VESTOR CAPITAL SECURITIES, LLC
(a Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2014

Total member's capital	$	1,044,532
Additions:		
Subordinated borrowings, allowable		0
Total member's capital and allowable subordinated borrowing	$	1,044,532
Deductions and/or charges:		
Furniture and equipment, non-allowable	$	0
Intangible assets, net		475,090
Goodwill		160,901
Other, non allowable		14,352
Excess Fidelity Bond		90,000
Total Deductions and/or charges	$	740,343
Net Capital		304,189
Minimum Net Capital requirement		50,000
Excess Net Capital	$	254,189
Aggregate indebtedness:		
Accrued compensation	$	12
Accounts payable and accrued expenses		8,594
Total aggregate indebtedness	$	8,605
Ratio of aggregate indebtedness to net capital		.03 to 1

There are no material differences between the above computation and the company's corresponding unaudited Part IIA of form X-17A-5 as of December 31, 2014.

VESTOR CAPITAL SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

VESTOR CAPITAL SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

There are no material differences between the above computation and the Company's corresponding unaudited filing. See Auditor's Report.

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2014

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vestor Capital Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report of Vestor Capital Securities, LLC (the "Company"), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2015

Vestor Capital Securities, LLC
SEC File Number 8-32743

Exemption Report Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers")

Report for the Period Beginning 01/01/14 and Ending 12/31/2014

Vestor Capital Securities, LLC is a registered broker-dealer and operates as permissible pursuant to FINRA Membership Rules. Vestor Capital Securities, LLC:

- Maintains a minimum net capital requirement of $50,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(iv) (the Net Capital Rule).
- Operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Pershing, LLC). Vestor Capital Securities, LLC does not hold customer funds or safekeep customer securities.

1. During the fiscal year ended December 31, 2014, Vestor Capital Securities, LLC claimed an Exemption from the Compliance Reporting Requirements of SEC Rule 15c3-3 as provided under the provisions of SEC Rule 15c3-3(k)(2)(ii).

2. Vestor Capital Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the period from Jan 1, 2014 through December 31st, 2014 with two exceptions:

   - On December 24, 2014 two customer checks were received at the branch office of the registrant and inadvertently forwarded to the main office for deposit rather than the custodian bank for the benefit of the customers. The checks were subsequently deposited on December 26, 2014 in the custodian bank.

I, William P. McNulty, swear (or affirm) that, to the best of my knowledge and belief this Exemption Report pertaining to the firm of Vestor Capital Securities, LLC, as of December 31, 2014, is true and correct.

William P. McNulty
Signature

Treasurer
Title